UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. ___)


Bitstream, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

91736108
(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 500
Seattle, Washington 98102
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


April 12, 2010
(Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 1




1.    Names of Reporting Persons
Columbia Pacific Opportunity Fund, L.P.(1)

2.    Check the Appropriate Box if a Member of a Group
(a)
(b)    X

3.    SEC Use Only

4.    Source of Funds (See Instructions)  WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[]

6.    Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power
1,151,869 shares of Common Stock (2)

8.    Shared Voting Power
0 shares of Common Stock

9.    Sole Dispositive Power
1,151,869 shares of Common Stock (2)

10.    Shared Dispositive Power
0 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,869 shares of Common Stock

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares    []

13.    Percent of Class Represented by Amount in Row 9
11.6% (3)

14.    Type of Reporting Person
PN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,151,869 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 9,954,472 shares of common stock outstanding as of March 22, 2010, as reported on the Company's Form 10-K for the period ended December 31, 2009 filed on March 31, 2010.



1.    Names of Reporting Persons
Columbia Pacific Advisors, LLC (1)

2.    Check the Appropriate Box if a Member of a Group
(a)
(b)    X

3.    SEC Use Only

4.    Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power
1,151,869 shares of Common Stock (2)

8.    Shared Voting Power
0 shares of Common Stock

9.    Sole Dispositive Power
1,151,869 shares of Common Stock (2)

10.    Shared Dispositive Power
0 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,869 shares of Common Stock

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares    []

13.    Percent of Class Represented by Amount in Row 9
11.6% (3)

14.    Type of Reporting Person
IA

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,151,869 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 9,954,472 shares of common stock outstanding as of March 22, 2010, as reported on the Company's Form 10-K for the period ended December 31, 2009 filed on March 31, 2010.



1.    Names of Reporting Persons
Alexander B. Washburn (1)

2.    Check the Appropriate Box if a Member of a Group
(a)
(b)    X

3.    SEC Use Only

4.    Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power
1,151,869 shares of Common Stock (2)

8.    Shared Voting Power
0 shares of Common Stock

9.    Sole Dispositive Power
1,151,869 shares of Common Stock (2)

10.    Shared Dispositive Power
0 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,869 shares of Common Stock

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares    []

13.    Percent of Class Represented by Amount in Row 9
11.6% (3)

14.    Type of Reporting Person
IN


(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,151,869 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 9,954,472 shares of common stock outstanding as of March 22, 2010, as reported on the Company's Form 10-K for the period ended December 31, 2009 filed on March 31, 2010.



1.    Names of Reporting Persons
Daniel R. Baty (1)

2.    Check the Appropriate Box if a Member of a Group
(A)
(b)    X

3.    SEC Use Only

4.    Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power
1,151,869 shares of Common Stock (2)

8.    Shared Voting Power
0 shares of Common Stock

9.    Sole Dispositive Power
1,151,869 shares of Common Stock (2)

10.    Shared Dispositive Power
0 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,869 shares of Common Stock

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares    []

13.    Percent of Class Represented by Amount in Row 9
11.6% (3)

14.    Type of Reporting Person
IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,151,869 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 9,954,472 shares of common stock outstanding as of March 22, 2010, as reported on the Company's Form 10-K for the period ended December 31, 2009 filed on March 31, 2010.



1.    Names of Reporting Persons
Stanley L. Baty (1)

2.    Check the Appropriate Box if a Member of a Group
(a)
(b)    X

3.    SEC Use Only

4.    Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power
1,151,869 shares of Common Stock (2)

8.    Shared Voting Power
0 shares of Common Stock

9.    Sole Dispositive Power
1,151,869 shares of Common Stock (2)

10.    Shared Dispositive Power
0 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,869 shares of Common Stock

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares    []

13.    Percent of Class Represented by Amount in Row 9
11.6% (3)

14.    Type of Reporting Person
IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,151,869 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 9,954,472 shares of common stock outstanding as of March 22, 2010, as reported on the Company's Form 10-K for the period ended December 31, 2009 filed on March 31, 2010.



1.    Names of Reporting Persons
Brandon D. Baty (1)

2.    Check the Appropriate Box if a Member of a Group
(a)
(b)    X

3.    SEC Use Only

4.    Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power
1,151,869 shares of Common Stock (2)

8.    Shared Voting Power
0 shares of Common Stock

9.    Sole Dispositive Power
1,151,869 shares of Common Stock (2)

10.    Shared Dispositive Power
0 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,869 shares of Common Stock

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares    []

13.    Percent of Class Represented by Amount in Row 9
11.6% (3)

14.    Type of Reporting Person
IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,151,869 shares of Common Stock to which this Schedule 13D relates.

(3) Based on 9,954,472 shares of common stock outstanding as of March 22, 2010, as reported on the Company's Form 10-K for the period ended December 31, 2009 filed on March 31, 2010.

EXPLANATORY NOTE

    This Schedule 13D relates to the Schedule 13G filed by the Reporting Persons (as defined in Item 2 below) on February 13, 2009, as amended on February 12, 2010, with respect to the Common Stock (as defined in Item 1 below) of Bitstream, Inc., a Delaware corporation (the "Company"), and is being filed for the reasons described in Item 4 below.

Item 1.  Security and Issuer
    The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (the "Common Stock") of the Company. The principal executive offices of the Company are located at 500 Nickerson Road, Marlborough, Massachusetts 01752-4695.

Item 2.  Identity and Background
(a) - (c) and (f):
    This Schedule 13D is being filed by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons"). The business address of the Reporting Persons is 1910 Fairview Avenue East, Suite 500, Seattle, WA. Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Shares reported herein are held in the portfolio of the Fund.

    (d) and (e):
    None of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
    The shares of Common Stock reported herein were purchased by the Fund using its working capital. No borrowed funds were used to purchase the shares of Common Stock reported herein.

Item 4.  Purpose of Transaction
    Through April 9, 2010, the last date the Reporting Persons acquired Common Stock, the Reporting Persons acquired the Common Stock for passive investment purposes. As of April 12, 2010, the Reporting Persons decided to become more actively involved with a view towards influencing material business decisions relating to the future of the Company. The Reporting Persons now hold the Common Stock with the purpose of changing or influencing control of the Company and are filing this Schedule 13D pursuant to the provisions of Rule 13d-1(e)(1). The Reporting Persons will monitor developments at the Company on a continuing basis, and may communicate with members of management and the Board of Directors of the Company, potential board members, and other shareholders.

Item 5.
Interest in Securities of the Issuer
    (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 1,151,869 shares of Common Stock, which constitutes 11.6% of the total number shares of Common Stock outstanding as of March 22, 2010, as reported in the Company's Form 10-K for the period ended December 31, 2009.

    (b) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,151,869 shares of Common Stock to which this filing relates. See also Items 7 through 10 of the cover pages to this Schedule 13D with respect to this Item 5. Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Shares reported herein are held in the portfolio of the Fund. Each of the Reporting Persons disclaims beneficial ownership over the securities reported herein except to the extent of such Reporting Persons' pecuniary interest therein.

    (c) During the past 60 days, Columbia Pacific Opportunity Fund, L.P. has engaged in the following open-market transactions in the Common
Stock:

Date        Shares Purchased     Price
2/18/2010        2,100           7.8905
2/19/2010        5,000           7.9120
2/22/2010        5,500           7.9180
2/24/2010       10,000           7.8891
2/25/2010        1,200           7.8283
3/17/2010          300           7.9500
3/23/2010       10,000           8.0187
3/24/2010          601           8.1078
3/25/2010        2,300           8.0257
3/29/2010        4,169           7.9812
3/31/2010        1,300           8.0600
4/1/2010         5,716           8.0201
4/5/2010         1,000           8.0000
4/6/2010           952           7.9521
4/7/2010         1,000           7.9570
4/9/2010         1,000           8.0290

    (d) Each person for whom the Adviser acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
    Other than as previously reported and as set forth in Item 4 above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits
Not Applicable.



    SIGNATURES
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2010    COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

    /s/ Alexander B. Washburn
By:    Alexander B. Washburn
Title: Managing Member of Columbia Pacific Advisors, LLC, its general partner

Dated:  April 16, 2010    COLUMBIA PACIFIC ADVISORS, LLC

    /s/ Alexander B. Washburn
By:    Alexander B. Washburn
Title: Managing Member

Dated:  April 16, 2010
    /s/ Alexander B. Washburn
Alexander B. Washburn

Dated:  April 16, 2010
    /s/ Daniel R. Baty
Daniel R. Baty

Dated:  April 16, 2010
    /s/ Stanley L. Baty
Stanley L. Baty

Dated:  April 16, 2010
    /s/ Brandon D. Baty
Brandon D. Baty


JOINT FILING AGREEMENT
    We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.

Dated:  April 16, 2010    COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

    /s/ Alexander B. Washburn
By:    Alexander B. Washburn
Title:    Managing Member of Columbia Pacific Advisors, LLC, its general partner

Dated:  April 16, 2010    COLUMBIA PACIFIC ADVISORS, LLC

    /s/ Alexander B. Washburn
By:    Alexander B. Washburn
Title: Managing Member

Dated:  April 16, 2010
    /s/ Alexander B. Washburn
Alexander B. Washburn

Dated:  April 16, 2010
    /s/ Daniel R. Baty
Daniel R. Baty

Dated:  April 16, 2010
    /s/ Stanley L. Baty
Stanley L. Baty

Dated:  April 16, 2010
    /s/ Brandon D. Baty
Brandon D. Baty


SE-13121 v1